UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

KULICKE AND SOFFA INDUSTRIES, INC.

(Name of Subject Company (Issuer))

KULICKE AND SOFFA INDUSTRIES, INC.

(Name of Filing Person (Offeror))

1.0% Convertible Subordinated Notes Due 2010

(Title of Class of Securities)

501242 AP 6 and 501242 AM 3

(CUSIP Numbers of Class of Securities)

David J. Anderson

Vice President and General Counsel

Kulicke and Soffa Industries, Inc.

1005 Virginia Drive

Fort Washington, Pennsylvania 19034

(215) 784-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the filing person)

Copy to:

F. Douglas Raymond

Drinker Biddle & Reath LLP

One Logan Square

18th & Cherry Streets

Philadelphia, PA 19103

Telephone: (215) 988-2700

Christopher C. Paci

Steven L. Wasserman

DLA Piper US LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (215) 335-4970

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$48,461,611(1)	$1,904.54(2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This amount is based on the purchase of $62,000,000 aggregate principal amount of outstanding 1.0% Convertible Subordinated Notes Due 2010 plus accrued and unpaid interest up to, but not including, the expected date of payment for the Notes accepted for payment.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, at a rate of $39.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,757.19

Form or Registration No.: Schedule TO-I

Filing Party: Kulicke and Soffa Industries, Inc.

DATE FILED: January 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on January 6, 2009 by Kulicke and Soffa Industries, Inc., a Pennsylvania corporation (“K&S” or the “Company), and relates to an offer by K&S to purchase up to all $62,000,000 aggregate principal amount of its outstanding 1.0% Convertible Subordinated Notes due 2010 (the “Notes”) for cash at a purchase price determined in accordance with the Offer to Purchase per $1,000 principal amount of Notes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference to the extent provided herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

ITEMS 1 and 4.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented to include the following:

The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On February 10, 2009, the Company issued a press release announcing an increase in the Purchase Price of the Notes to $780 per $1,000 principal amount of such Notes, plus accrued and unpaid interest up to, but not including the date of purchase of the Notes and an extension of the Expiration Date of the Offer to 5:00 pm, New York City time, on February 24, 2009. A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and is incorporated by reference.

As of the close of business on February 9, 2009, $5,536,000 principal amount of the Notes has been validly tendered in the Offer.

If all of the outstanding Notes are purchased by the Company in the Offer, the Company would recognize, for accounting purposes, approximately $13.6 million of cancellation of indebtedness income. Assuming all of the Notes are repurchased, we would also write off approximately $0.5 million of deferred costs related to the original issuance of the Notes.

Congress is considering legislation that could affect the federal income tax treatment of cancellation of indebtedness income. One proposal would exclude income from the cancellation of indebtedness income from certain debt reacquired by the issuer and require the debtor to reduce certain tax attributes in an amount equal to the cancellation of indebtedness income excluded.

Other legislation Congress is considering would defer the timing of inclusion, for federal income tax purposes, of cancellation of indebtedness income realized during 2009 or 2010. The proposed legislation would also suspend the 90% of alternative taxable income limitation for net operating loss carryovers to taxable years ending in 2008 or 2009. There can be no assurance that either of these provisions of the proposed legislation will be enacted or if legislation is enacted, what form it will take and how it will apply to the Company.

ITEM 6. PURPOSES OF THE TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 6(c)(3) of the Schedule TO is hereby amended and supplemented to include the following:

(c) Plans.

(3) The information set forth in the Offer to Purchase is hereby amended and supplemented to include the following:

If all of the outstanding Notes are purchased by the Company in the Offer, the Company would recognize, for accounting purposes, approximately $13.6 million of cancellation of indebtedness income. Assuming all of the Notes are repurchased, we would also write off approximately $0.5 million of deferred costs related to the original issuance of the Notes.

Congress is considering legislation that could affect the federal income tax treatment of cancellation of indebtedness income. One proposal would exclude income from the cancellation of indebtedness income from certain debt reacquired by the issuer and require the debtor to reduce certain tax attributes in an amount equal to the cancellation of indebtedness income excluded.

Other legislation Congress is considering would defer the timing of inclusion, for federal income tax purposes, of cancellation of indebtedness income realized during 2009 or 2010. The proposed legislation would also suspend the 90% of alternative taxable income limitation for net operating loss carryovers to taxable years ending in 2008 or 2009. There can be no assurance that either of these provisions of the proposed legislation will be enacted or if legislation is enacted, what form it will take and how it will apply to the Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS.

Item 7(a) of the Schedule TO is hereby amended and supplemented to include the following:

(a) Source of Funds. The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

The maximum amount of funds required by the Company to purchase the Notes, exclusive of expenses, pursuant to the Offer is estimated to be $48.5 million.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of Schedule TO–I is hereby amended and supplemented as follows:

The section titled “Incorporation of Documents by Reference” on pages 28 of the Offer to Purchase is amended and restated in its entirety as follows:

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by the Company with the SEC are incorporated herein by reference and shall be deemed to be a part hereof:

•	The Company’s annual report on Form 10-K for the fiscal year ended September 27, 2008, filed with the SEC on December 11, 2008;

•	The Company’s quarterly report on Form 10-Q for the quarter ended December 27, 2008, filed with the SEC on February 4, 2009;

•	The Company’s Proxy Statement on Schedule 14A filed on December 30, 2008;

•

The Company’s Current Reports on Form 8-K and Form 8-K/A filed on October 2, 2008, October 3, 2008, October 8, 2008, October 15, 2008, October 28, 2008, November 18, 2008, December 9, 2008, January 2, 2009, January 8, 2009 and January 15, 2009; and

•	Tender Offer Statement on Form TO filed January 6, 2009 together with any exhibits and any amendments thereto.

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Offer to Purchase and prior to the expiration or termination of this Offer shall be deemed to be incorporated by reference in this Offer to Purchase and to be a part hereof from the date of filing such documents.

Any statement contained in this Offer to Purchase or incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained in any documents and reports filed by the Company pursuant to Sections 13(a), 13 (c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer to Purchase. Subject to the foregoing, all information appearing in this Offer to Purchase is qualified in its entirety by the information appearing in the documents incorporated by reference.

You may obtain any document incorporated herein by reference by contacting the SEC as described above under “Where You Can Find More Information” or by contacting the Company at 1005 Virginia Drive, Fort Washington, Pennsylvania 19034, telephone: (215) 784-6000, Attention: General Counsel. The Company will provide copies of the documents incorporated by reference, without charge, upon written or oral request. We maintain a website at http://www.kns.com. The information contained on our website is not incorporated by reference in this Offer to Purchase and you should not consider it part of this Offer to Purchase.

ITEM 12. EXHIBITS.

Item 12 is hereby amended and supplemented to include the following exhibit:

(a)(5)(ii)	Press Release, dated February 10, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KULICKE and SOFFA INDUSTRIES, INC.

By:	/s/ MAURICE E. CARSON
Name:	Maurice E. Carson
Title:	Senior Vice President and Chief Financial Officer

Dated: February 10, 2009

EXHIBIT INDEX

Exhibit	Description
(a)(1)(i)	Offer to Purchase, dated January 6, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)(i)	Press Release, dated January 6, 2009.*

(a)(5)(ii)	Press Release, dated February 10, 2009.

(d)(1)	Indenture dated as of June 30, 2004 between the Company and J.P. Morgan Trust Company, National Association, as Trustee, filed as Exhibit 4.1 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(d)(2)	Registration Rights Agreement dated as of June 30, 2004, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Initial Purchaser, filed as Exhibit 4.2 to the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2004, is incorporated herein by reference (No. 000-00121).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.